111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

May 17, 2021

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Lithotomos:

This letter responds to your preliminary comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on February 26, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Innovation Leaders ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fee Table

Please supplementally provide to the Staff a completed fee table and the expenses for the Fund.

Response to Comment 1

Pursuant to the Staff’s request, a completed fee table for the Fund has been set forth on Exhibit A in this response.

Comment 2 – Fee Table

If the Fund does not have a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, please consider removing the line item for “Distribution and Service (12b-1) Fees” for the Fund.

Response to Comment 2

The Fund respectfully declines to revise its fee table to remove the above-mentioned line item, as this presentation of the fee table is consistent with the Trust’s other funds.

Comment 3 – Portfolio Turnover Rate

Please add that the Fund is new and does not have a historical portfolio turnover rate.

Response to Comment 3

The Fund has revised its prospectus in accordance with the Staff’s comment.

Comment 4 – Principal Risks

The Staff notes the Principal Risks are currently ordered alphabetically. Please consider listing the risks in order of importance with most significant risks ordered first.

Response to Comment 4

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 5 – Statement of Additional Information

Please change “Illiquid Securities” to “Illiquid Investments.”

Response to Comment 5

The Registration Statement has been revised in accordance with this comment.

Comment 6 – General

Please supplementally confirm that the Fund will comply with the FAST Act for exhibit hyperlinking and incorporation by reference.

Response to Comment 6

The Fund confirms it will comply with the FAST Act in its amended registration statement.

Comment 7 – Principal Investment Strategies

Please consider adding disclosure to clarify if there will be a range of market capitalizations of the companies included in the portfolio.

Response to Comment 7

The prospectus has been revised to remove the reference to market capitalizations and liquidity since it is not a material factor in the selection of the portfolio.

Comment 8 – Principal Investment Strategies

The Staff notes the prospectus states, “A company’s market capitalization and liquidity will also be considered, among other factors.” Please consider clarifying how a company’s liquidity will be considered.

Response to Comment 8

The prospectus has been revised to remove the reference to market capitalizations and liquidity since it is not a material factor in the selection of the portfolio.

Comment 9 – Principal Risks

Please consider adding a large capitalization risk if it is applicable for the Fund.

Response to Comment 9

The prospectus has been revised to add a large capitalization risk in accordance with the Staff’s comment.

Comment 10 – Prior Related Performance of the Advisor

Please supplementally confirm to the Staff if the prior related performance of the Advisor is for all accounts. The Fund must disclose that the presentations are either (1) net of all actual fees and expenses or (2) adjusted to reflect expenses of the underlying account. Please also supplementally confirm that the adjusted fees and expenses do not result in performance that is higher than performance using actual fees and expenses.

Response to Comment 10

The Fund confirms that the prior related performance of the Advisor is for one respective account represented with substantially similar investment objectives, policies and strategies to that of the Fund. The Fund also notes the following disclosure in the section entitled “Prior Related Performance of the Advisor”:

Returns are presented gross and net of Fund fees and expenses as listed in the Fee Table and include the reinvestment of all income. Gross returns reflect all of the actual fees and expenses incurred by the Accounts.

Comment 11 – Prior Related Performance of the Advisor

In the Average Annual Total Returns table, please include the date in addition to the phrase “Since inception.”

Response to Comment 11

The Fund has revised the prospectus in accordance with the Staff’s comment.

Comment 12 – Prior Related Performance of the Advisor

Please supplementally describe the background of the predecessor accounts, including information about when and why it was created.

Response to Comment 12

The account from which the prior related performance has been derived was established on March 1, 2018. The account was primarily established for the purposes of allowing the Advisor’s portfolio managers to evaluate the viability of the model’s investment strategy as well as gain experience implementing such strategy and managing assets in a matter consistent with the model’s investment objectives, policies, and strategies.

Comment 13 – Prior Related Performance of the Advisor

Please represent that the Fund has the records necessary to support the calculation of performance, pursuant to Rule 204-2(a)(16) under Investment Advisers Act of 1940.

Response to Comment 13

The Fund confirms it has the records necessary to support the calculation of performance, pursuant to Rule 204-2(a)(16) under Investment Advisers Act of 1940.

Comment 14 – Statement of Additional Information

The Staff notes the Statement of Additional Information provides, “The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries.” Please supplementally explain to the Staff how this policy is accurate given that the Fund will invest at least 80% of its net assets in companies across sectors of innovation.

Response to Comment 14

The Fund notes the prospectus has been revised to state the following:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in common stock and depository receipts issued by U.S. and non-U.S. companies that may benefit from the development or application of scientific and technological innovation. This includes, but is not limited to, companies that are poised to benefit from the development of new products or services, technological improvements and/or advancements in scientific research related to automation, advanced medicine, networks, advanced computing, enhanced mobility, energy revolution and e-commerce.”

Consistent with this change, the Fund has revised its fundamental policy in the Statement of Additional Information to clarify that, “The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry, except that the Fund will concentrate its assets in the information technology sector, and therefore, may be concentrated in one or more industries within the information technology sector. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1) “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240